Exhibit 99.10

NICE Launches Evidencentral Marketplace, First Open Digital Evidence
Management Ecosystem, to Accelerate Digital Transformation for Law
Enforcement and Criminal Justice

NICE’s Evidencentral Marketplace connects law enforcement and criminal justice agencies to an ecosystem of best-of-breed solutions pre-certified with and pre-integrated to Evidencentral

Hoboken, N.J., October 27, 2020 – Police Departments and Criminal Justice agencies are sitting on mountains of evidence, but the proprietary and siloed nature of this data makes it difficult to leverage the data to its fullest potential. To address this challenge, NICE (Nasdaq: NICE) today announced that it is launching the Evidencentral Marketplace, the first open, digital evidence management ecosystem of technology vendors designed to make it simpler, faster and more cost effective for Law Enforcement and Criminal Justice agencies to bring evidence together, to accelerate case building, unearth hidden evidence and address evidence disclosure challenges.

Through the Evidencentral Marketplace, Law Enforcement and Criminal Justice agencies gain access to a wide variety of best-of-breed technology solutions critical to the investigation process, all pre-integrated, pre-tested and pre-certified to work with Evidencentral – NICE’s end-to-end digital transformation platform, which includes the NICE Investigate and NICE Inform solutions. Agencies spanning the entire Law Enforcement and Criminal Justice spectrum ultimately benefit from streamlined collection, analysis and sharing of digital evidence, and digital transformation of manual processes. Agencies also benefit from Evidencentral Marketplace’s ecosystem of integrated solutions through accelerated time-to-value, streamlined workflows and improved efficiency, and lower costs.

Technology partners that join the marketplace can enhance the value of their solutions by making it easier for agencies to leverage their data in concert with other forms of digital evidence to investigate, solve and prosecute crimes.

“Building on the success of Evidencentral, we’re now introducing this one-of-a-kind marketplace to capitalize on synergies between NICE and other market-leading technology companies in the Law Enforcement and Criminal Justice sectors,” said Chris Wooten, Executive Vice President, NICE. “NICE’s open, collaborative ecosystem approach to digital evidence management is markedly different from other one-size-fits-all approaches which tend to limit agencies to selecting a particular vendor’s suite of solutions, and manually performing investigative work in data silos.”

The Evidencentral Marketplace is open to a range of law enforcement technology partners. Marketplace categories include companies that provide RMS (Records Management Systems), CAD (Computer Aided Dispatch), Body Worn Video, CCTV, Interview Room Recording, Crime Scene Media, 911 Audio Recording, Forensic Analytics, Video Management and Analytics, and Court Case Management. Virtually any upstream or downstream application that creates or processes digital evidence is a potential candidate to join the Evidencentral Marketplace.

Benefits for Technology Partners
Technology partners participating in the Evidencentral Marketplace gain access to a wide range of tools and resources to integrate their solutions into Evidencentral. This enables their critical evidence data to be combined with data from other best-of-breed digital evidence solutions to help Law Enforcement automate investigations, accelerate case closure, and simplify evidence sharing with other criminal justice stakeholders. By enhancing the value of their solutions, technology partners can grow business opportunities and expand mindshare in the global Law Enforcement and Criminal Justice communities. Technology partners accepted into the marketplace will have access to integration development, testing and certification assistance leveraging skilled NICE technical resources. Additionally, NICE will offer a broad array of marketing opportunities ranging from co-branded webinars and presentations to lead generation/referral programs and sales training.

Technology providers and Law Enforcement and Criminal Justice Partners interested in learning more about the Evidencentral Marketplace are invited to:
•	Visit Evidencentral.com
•	Email PSInfo@NICE.com for more information.

To learn more about our Evidencentral solutions, including NICE Investigate and NICE Inform, visit our website here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.